Filed by Mercantile Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercantile Bank Corporation

Commission File No.: 000-26719

Date: August 15, 2013

August 15, 2013

Dear Mercantile Bank Customers,

We are pleased to announce the merger of Mercantile Bank Corporation and Firstbank Corporation. The new organization will be the third largest Michigan-based bank holding company, with 53 branches state-wide and nearly $3 billion in total assets.

We believe this merger will strengthen our competitive position throughout the region, helping us to better serve you by enhancing the customer experience and expanding the breadth of our product portfolio. Both banking organizations share similar corporate cultures which emphasize providing excellent customer service and building strong client relationships.

Our expanded footprint means more convenience for you, as these complementary businesses have essentially no market overlap. No branch closures are anticipated as part of this merger and we expect that our branch employees will remain intact.

Both banking organizations have solid, knowledgeable management teams that are fully committed to the combined new company. We anticipate receiving all shareholder and regulatory approvals for this merger this fall, and completing the merger process by the end of this year.

From an executive management perspective, Tom Sullivan, the current President and CEO of Firstbank, will serve as Chairman of the combined organization for one year. I will serve as President and CEO. I enjoyed working with Tom to bring this merger together, and I am happy to continue to work with him as we finalize the merger process.

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Additionally, we are taking measures, including the creation of merger integration teams, to ensure that all our customers have a very positive experience throughout the transition.

We will continue to disseminate information about the merger in the days and weeks ahead. I want to reiterate that we believe that this merger-of-equals is a terrific opportunity to provide you with unmatched resources and services built on a tradition of excellence.

Sincerely,

Michael H. Price

Mercantile Bank Corporation

Chairman, President and CEO

Important Information for Investors

Communications in this letter release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and issuance of Mercantile common stock in connection with the proposed merger will be submitted to Mercantile’s shareholders for their consideration, and the proposed merger will be submitted to Firstbank’s shareholders for their consideration. Mercantile will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Mercantile and Firstbank to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of Mercantile. Mercantile and Firstbank may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF MERCANTILE AND FIRSTBANK ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Mercantile and Firstbank, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mercantile will be available free of charge on Mercantile’s website at www.mercbank.com under the tab “Investor Relations.” or by contacting Charles Christmas, Chief Financial Officer, at 616-726-1202. Copies of documents filed with the SEC by Firstbank will be available free of charge on Firstbank’s website at www.firstbankmi.com under the tab “Investor Relations.” or by contacting Samuel Stone, Executive Vice President and Chief Financial Officer at (989) 466-7325.

Participants in the Transaction

Mercantile, Firstbank and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mercantile and Firstbank in connection with the proposed transaction. Information about the directors and executive officers of Mercantile is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. Information about the directors and executive officers of Firstbank is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

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Forward-Looking Statements

This letter contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause Mercantile, Firstbank, or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither Mercantile nor Firstbank assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Mercantile and Firstbank, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) Mercantile and Firstbank’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “opportunity,” “potential,” “future,” “will,” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Mercantile’s and Firstbank’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements. Although Mercantile and Firstbank have signed an agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of shareholders and government approvals, or if any conditions to closing are not satisfied. There is no assurance that the due diligence process would identify all risks associated with the transaction. Additional information concerning risks is contained in Mercantile’s and Firstbank’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings.

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